As filed with the Securities and Exchange Commission on September 18, 2009
I                                      nvestment Company Act File No. 811-22107

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                             Tender Offer Statement
                   Under Section 14(d)(1) or Section 13(e)(1)
                     of the Securities Exchange Act of 1934

                            --------------------------

                         SEI STRUCTURED CREDIT FUND, LP
                                (Name of Issuer)

                              --------------------------

                         SEI STRUCTURED CREDIT FUND, LP
                       (Names of Person Filing Statement)


                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                           --------------------------

                              Michael T. Pang, Esq.
                   c/o SEI Investments Management Corporation
                            One Freedom Valley Drive
                            Oaks, Pennsylvania 19456
                            Telephone: (610) 676-3257
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                       --------------------------

                                   COPIES TO:

                             Timothy W. Levin, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                             Philadelphia, PA 19103
                            Telephone: (215) 963-5000

                               September 18, 2009
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

=================================      =================================
  Transaction Valuation*   $20,000,000        Amount Of Filing Fee**  $1,116.00
                -------------------------
=================================      =================================

* Calculated as the aggregate maximum purchase price for limited partnership interests.

** Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: ____              Form or Registration No.: _____
     Filing Party: ______                      Date Filed: ______

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

ITEM 1.  SUMMARY TERM SHEET.

Reference is made to the Summary Term Sheet of the Offer to Purchase dated September 29, 2009, attached as Exhibit B hereto (the "Offer to Purchase"), which is incorporated herein by reference.

ITEM 2.  ISSUER INFORMATION.

(a) The name of the issuer is the SEI Structured Credit Fund, LP a Delaware limited partnership (the "Fund"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. The Fund pursues its investment objective by investing in a portfolio comprised of collateralized debt obligations and other structured credit investments. The principal executive office of the Fund is located at One Freedom Valley Drive, Oaks, Pennsylvania 19456 and the telephone number is 610-676-3257.

(b) The title of the securities that are the subject of this offer is limited partnership interests in the Fund ("Interests"). As of June 30, 2009, there was approximately $164 million of interests outstanding.

(c) Interests are not traded in any market, and any transfer of Interests is strictly limited by the terms of the Fund's Agreement of Limited Partnership dated as of June 27, 2007, as may be amended from time to time (the "Partnership Agreement").

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

The Fund is tendering for its own Interests. Reference is hereby made to the section entitled "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)(1)

         (i) Subject to the conditions set forth in the Offer to Purchase, the Fund is seeking tenders for Interests having an aggregate net asset value on December 31, 2009 not to exceed $20,000,000 (the "Offer").

         (ii) The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of business on December 31, 2009, upon the terms and conditions set forth in the Offer to Purchase. Reference is hereby made to the Cover Letter to the Offer to Purchase ("Cover Letter"), Summary Term Sheet, and the sections entitled "Offer to Purchase and Price," "Purchases and Payment" and "Certain Conditions of the Offer" of the Offer to Purchase, each of which is incorporated herein by reference.

         (iii) The Offer is scheduled to expire at 5:00 p.m., Eastern Time, on October 28, 2009, unless extended. Reference is hereby made to the Cover Letter, Summary Term Sheet and the sections entitled "Offer to Purchase and Price" and "Withdrawal Rights" of the Offer to Purchase, each of which is incorporated herein by reference.

         (iv) Not applicable.

         (v) Reference is hereby made to the Cover Letter, Summary Term Sheet and the section entitled "Certain Conditions of the Offer" of the Offer to Purchase, each of which is incorporated herein by reference.

         (vi) Reference is hereby made to the Summary Term Sheet and the section entitled "Withdrawal Rights" of the Offer to Purchase, each of which is incorporated herein by reference.

         (vii) Reference is hereby made to the Cover Letter, the Summary Term Sheet and the sections entitled "Procedure for Tenders" and "Withdrawal Rights" of the Offer to Purchase, each of which is incorporated herein by reference.

         (viii) Reference is hereby made to the Summary Term Sheet and the section entitled "Procedure for Tenders" of the Offer to Purchase, each of which is incorporated herein by reference.

         (ix) Reference is hereby made to the section entitled "Amount of Tender" of the Offer to Purchase, which is incorporated herein by reference.

         (x) Reference is hereby made to the section entitled "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

         (xi) Not applicable.

         (xii) Reference is hereby made to the section entitled "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

(a)(2) Not applicable.

(b) Reference is hereby made to the section entitled "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund's registration statement on Form N-2, filed with the Securities and Exchange Commission on August 1, 2007 (the "Registration Statement") and the Partnership Agreement provide that the Board of Directors of the Fund (the "Board") has the discretion to determine whether the Fund will repurchase Interests from time to time from Investors pursuant to written tenders. The Registration Statement also states that the Fund does not intend to conduct any repurchase offers until two years after the commencement of the Fund's operation. After the initial two year period, SEI Investments Management Corporation, the Fund's investment adviser (the "Adviser"), expects that it will recommend to the Board that the Fund offer to repurchase Interests from Investors four times each year, as of the last business day of March, June, September and December. The Fund is not aware of any other contract, agreement, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between the Fund, SEI Investment Strategies, LLC, the Fund's general partner (the "General Partner"), any of the Fund's or the General Partner's executive officers or directors, any person controlling the Fund or the General Partner, or any executive officer or director of any person ultimately in control of the Fund or the General Partner, with respect to the Interests.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Reference is hereby made to the section entitled "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to the section entitled "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

(c) Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Reference is hereby made to the Summary Term Sheet and the section entitled "Purchases and Payment" of the Offer to Purchase, each of which is incorporated herein by reference.

(b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the General Partner, the Board or the Adviser has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing and/or new Investors or from the proceeds of the sale of portfolio securities and assets held by the Fund.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Fund does not hold any Interests in treasury. The General Partner does not beneficially own any Interests and none of the directors of the Fund beneficially own any Interests.

(b) There have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the General Partner, any of the Fund's or the General Partner's executive officers or directors, the Adviser, any person controlling the Fund or the General Partner, or any executive officer or director of any person ultimately in control of the Fund, the General Partner or the Adviser.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

(a) (1) Reference is made to the following audited financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30d-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.

              Audited financial statements for the period of August 1, 2007 (commencement of operations) to December 31, 2007, which were filed with the Securities and Exchange Commission via EDGAR on Form N-CSR on March 10, 2008.

              Audited financial statements for the period of January 1, 2008 to December 31, 2008 (fiscal year end), which were filed with the Securities and Exchange Commission via EDGAR on Form N-CSR on March 9, 2009.


                  (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

                  (3) Not applicable.

                  (4) The Fund does not have shares, and consequently does not have book value per share information.

(b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

(a) (1) None.

         (2)  None.

         (3) Not applicable.

         (4) Not applicable.

         (5) None.

(b) The Offer to Purchase, attached hereto as Exhibit B, is incorporated herein by reference in its entirety.

ITEM 12. EXHIBITS.

         Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

         A. Cover Letter to Offer to Purchase.

         B. Offer to Purchase.

         C. Form of Letter of Transmittal.

         D. Form of Notice of Withdrawal of Tender.

         E. Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 SEI STRUCTURED CREDIT FUND, LP


                                 By: /s/  Michael T. Pang
                                     -------------------------------------------
                                     Name: Michael T. Pang, Esq.
                                     Title: Vice-President & Secretary

Dated:  SEPTEMBER 18, 2009

                                  EXHIBIT INDEX

                                    EXHIBITS


         A. Cover Letter to Offer to Purchase.

         B. Offer to Purchase.

         C. Form of Letter of Transmittal.

         D. Form of Notice of Withdrawal of Tender.

         E. Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.

                                    EXHIBIT A

                         SEI STRUCTURED CREDIT FUND, LP
                          c/o SEI Private Trust Company
                            One Freedom Valley Drive
                                 Oaks, PA 19456


                    IF YOU DO NOT WANT TO SELL FUND INTERESTS
                   AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
            THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

SEPTEMBER 22, 2009

Dear SEI Structured Credit Fund, LP Investor:

We are writing to inform you of important dates relating to a tender offer by the SEI Structured Credit Fund, LP (the "Fund"). IF YOU ARE NOT INTERESTED IN HAVING THE FUND REPURCHASE YOUR OUTSTANDING UNITS OF LIMITED PARTNERSHIP INTERESTS IN THE FUND ("INTERESTS") OR A PORTION OF YOUR INTERESTS AS OF SEPTEMBER 29, 2009, PLEASE DISREGARD THIS NOTICE AND TAKE NO ACTION.

The tender offer period will begin on September 29, 2009, and end at 5:00 p.m., Eastern Time, on October 28, 2009, unless extended. The purpose of the tender offer is to provide liquidity to Investors holding Interests. Investors may present Interests for purchase only by tendering them during one of the Fund's announced tender offers.

If you wish to tender all or any portion of your Interests for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope. If you do not wish to tender all or any portion of your Interests, simply disregard this notice.

All tenders of Interests must be RECEIVED by the Fund, c/o SEI Private Trust Company ("SPTC"), Attention STAS Team, IN GOOD ORDER BEFORE 5:00 P.M., EASTERN TIME, ON OCTOBER 28, 2009. You may either (i) mail the Letter of Transmittal to the Fund, c/o SPTC, Attention: STAS Team, One Freedom Valley Drive, Oaks, PA 19456; or (ii) fax the Letter of Transmittal to the Fund at 610-676-1021 (if the investor chooses to fax the Letter of Transmittal, please deliver an original, executed copy promptly thereafter). You may confirm SPTC's receipt of your Letter of Transmittal by calling your account services director.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your account services director.


Sincerely,

SEI STRUCTURED CREDIT FUND, LP

                                    EXHIBIT B

                                Offer to Purchase

                         SEI STRUCTURED CREDIT FUND, LP
                            One Freedom Valley Drive
                            Oaks, Pennsylvania 19456

               OFFER TO PURCHASE UP TO $20,000,000 IN OUTSTANDING
                          LIMITED PARTNERSHIP INTERESTS
                            DATED SEPTEMBER 29, 2009

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                  5:00 P.M., EASTERN TIME, ON OCTOBER 28, 2009,
                          UNLESS THE OFFER IS EXTENDED

                  THE LETTER OF TRANSMITTAL MUST BE RECEIVED BY
                 BY 5:00 P.M., EASTERN TIME, ON OCTOBER 28, 2009

To the Investors of SEI STRUCTURED CREDIT FUND, LP:

SEI Structured Credit Fund, LP, a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the "Fund" or "we"), is offering to purchase on the terms and conditions described in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer") up to $20,000,000 in limited partnership interests in the Fund or portions thereof ("Interest" or "Interests," as context requires) pursuant to tenders by investors in the Fund ("Investors") at a price equal to their value as of December 31, 2009, if the Offer expires on October 28, 2009. If the Fund extends the tender period, the value of tendered Interests will be determined for the purpose of calculating their purchase price at the close of business on a valuation date adjusted to reflect the extension of the Offer. December 31, 2009, (or if a later date is established for determining the value of tendered Interests, that later date), is referred to as the "Valuation Date." This Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered, but is subject to the conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability under the Fund's Agreement of Limited Partnership dated as of June 27, 2007, as may be amended from time to time (the "Partnership Agreement").

The value of the Interests tendered in this Offer will likely change between June 30, 2009, (the last date on which the Fund's net asset value was calculated) and the Valuation Date. Investors tendering their Interests should also note that they will remain Investors with respect to the Interest tendered and accepted for purchase by the Fund through the Valuation Date. Investors may obtain the estimated value of their Interests by contacting their account service director.

INVESTORS DESIRING TO TENDER ALL OR ANY PORTION OF THEIR INTERESTS IN ACCORDANCE WITH THE TERMS OF THE OFFER MUST COMPLETE AND SIGN THE ATTACHED LETTER OF TRANSMITTAL AND MAIL OR FAX IT TO THE FUND, IN THE MANNER DESCRIBED IN SECTION 5 BELOW.

                                     (i)

                                    IMPORTANT

NONE OF THE FUND, SEI INVESTMENT STRATEGIES, LLC, THE FUND'S GENERAL PARTNER (THE "GENERAL PARTNER"), SEI INVESTMENTS MANAGEMENT CORPORATION, THE FUND'S INVESTMENT ADVISER (THE "ADVISER"), ANY OFFICER OF THE FUND OR ANY MEMBER OF THE BOARD OF DIRECTORS OF THE FUND (THE "BOARD") MAKES ANY RECOMMENDATION TO ANY INVESTOR AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. INVESTORS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

BECAUSE EACH INVESTOR'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS OWN FINANCIAL CIRCUMSTANCES, NO PERSON IS AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER INVESTORS SHOULD TENDER INTERESTS. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER THAT IS NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. YOU MUST NOT RELY ON ANY SUCH RECOMMENDATION OR INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY THE FUND.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED ON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

You may direct questions, requests for assistance and requests for additional copies of the Offer to:

                         SEI Structured Credit Fund, LP
                 c/o SEI Private Trust Company, Attn: STAS Team
                            One Freedom Valley Drive
                                 Oaks, PA 19456
                                Fax: 610-676-1021



For telephone inquiries, please contact your account service director.




                                    (11)

                                TABLE OF CONTENTS

1.       SUMMARY TERM SHEET....................................................1

2.       BACKGROUND AND PURPOSE OF THE OFFER...................................3

3.       OFFER TO PURCHASE AND PRICE...........................................3

4.       AMOUNT OF TENDER......................................................4

5.       PROCEDURE FOR TENDERS.................................................4

6.       WITHDRAWAL RIGHTS.....................................................5

7.       PURCHASES AND PAYMENT.................................................5

8.       CERTAIN CONDITIONS OF THE OFFER.......................................6

9.       CERTAIN INFORMATION ABOUT THE FUND....................................7

10.      CERTAIN FEDERAL INCOME TAX CONSEQUENCES...............................7

11.      MISCELLANEOUS.........................................................7

12.      FINANCIAL STATEMENTS..................................................8





                                   (111)

1. SUMMARY TERM SHEET. This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

         o As stated in the Fund's offering documents, we may purchase your Interest at its net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender) pursuant to tender offers. The Board has decided that the Fund should offer to purchase Interests in an amount up to $20,000,000. This Offer will remain open until 5:00 p.m., Eastern Time, on October 28, 2009, unless extended (the "Expiration Date").

         o The value of the Interest will be calculated for this purpose on December 31, 2009 (the "Valuation Date"), , or any later valuation date established in connection with any extension of the Offer. The Fund will review the value calculation of the Interests during the Fund's audit for its fiscal year ending December 31, 2009, which the Fund expects will be completed by approximately February 2010, and the audited value will be used to determine the final amount paid for tendered Interests.

         o You may tender your entire Interest, a portion of your Interest defined as a specific whole dollar value or the portion of your Interest defined as the entire amount above the required minimum account balance subject to the conditions discussed below.

         o    If you tender your entire Interest, you will be entitled to:

              (i) an initial  payment  equal to 90% of the  unaudited  net asset value of your Interest tendered and accepted by the Fund, estimated as of the Valuation Date (the "Initial Payment"), which will be paid to you in cash and/or securities, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, within thirty-five
                 (35) days after the Valuation Date;

              (ii) a  contingent  payment  (the  "Contingent  Payment")  in cash and/or securities equal to the excess, if any, of (a) the net asset value of the Interest tendered and accepted by the Fund as of the Valuation Date (as may be adjusted by any applicable subsequent revisions to the value of the Fund's investments) over (b) the Initial Payment, which will be paid to you promptly after the completion of the Fund's next annual audit (together with interest on the Contingent Payment at a rate to be determined by the Fund's Board or the Adviser or the Board's other designee, in each case, in such person's absolute discretion).

         o If you tender only a portion of your Interest, you will be entitled to payment of the unaudited net asset value of the portion of your Interest tendered and accepted by the Fund, determined as of the Valuation Date, within thirty-five (35) days after the Valuation Date.

         o If you tender only a portion of your Interest, you must maintain a minimum account balance in the Fund of at least $250,000 as of the Valuation Date. We reserve the right to purchase less than the amount you tender if the amount you tender would cause your account in the Fund to have a value lower than the required minimum balance.

         o If the Fund accepts the tender of your entire Interest or a portion of your Interest, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from contemporaneous investments in the Fund); the proceeds of the sale of and/or delivery of portfolio securities or assets held by the Fund; and/or borrowings. Presently, we do not intend to borrow to fund payments. See Section 7.

         o Following this summary is a formal notice of our offer to purchase your Interest. You have the right to change your mind and withdraw any tender of your Interest until 5:00 p.m., Eastern Time, on the Expiration Date. You also have the right to withdraw the tender of your Interest at any time prior to October 28, 2009, assuming that the Fund has not yet accepted your Interest for purchase. Interests withdrawn before the Expiration Date may be re-tendered on or before the Expiration Date by following the same tender procedures described herein. See Sections 5 and 6.

         o If you would like us to purchase your entire Interest or a portion of your Interest, you must complete, sign and either mail or fax the enclosed Letter of Transmittal to the Fund, at the address/fax number set forth on page (ii) of this Offer to Purchase, so that it is received before 5:00 p.m., Eastern Time, on October 28, 2009, (or if the Offer is extended, any later Expiration Date). If you choose to fax the Letter of Transmittal, please mail the original Letter of Transmittal to the Fund promptly thereafter (although the original does not have to be received before the Expiration Date). See Section 5.

         o The value of your Interest may change between June 30, 2009, (the last date as of which net asset value of the Fund has been calculated) and the Valuation Date. If you would like to obtain the estimated net asset value of your Interest, which is typically calculated on the last business day of each month, contact the Fund at the address or fax number set forth on page (ii) of this Offer to Purchase. See Section 3.

         o Please note that just as you have the right to withdraw your tender of an Interest, the Fund has the right to cancel, amend or postpone this Offer at any time before 5:00 p.m., Eastern Time, on October 28, 2009, (or if the Offer is extended, until any later Expiration Date). Also note that although the Offer, unless amended, will expire on October 28, 2009, you will remain an Investor in the Fund with respect to any Interest tendered and accepted for purchase by the Fund through the Valuation Date (expected to be December 31, 2009).

         o If you elect to tender, it is your responsibility to, and we strongly recommend that you do, confirm receipt of your Letter of Transmittal. See Section 5.

2. BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of this Offer is to provide liquidity to Investors who hold Interests, as contemplated by and in accordance with the procedures set forth in the Partnership Agreement. The Partnership Agreement, which was provided to each Investor in advance of subscribing for Interests, provides that the Board has the discretion to determine whether the Fund will purchase Interests from time to time from Investors pursuant to written tenders. You have also been advised that the Adviser expects that it will recommend to the Board that the Fund purchase Interests from Investors four times each year, as of the last business day of March, June, September and December. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval, the Board has approved the Offer, after considering various matters, to provide liquidity for Interests as contemplated in the Partnership Agreement.

The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Investors that do not tender Interests bearing higher costs to the extent that some expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new or existing Investors from time to time. Payment for Interests purchased under this Offer may also require the Fund to liquidate portfolio holdings earlier than would otherwise have been done, potentially resulting in losses, increased investment-related expenses or increased taxes.

Interests that are tendered to the Fund in connection with this Offer will be cancelled, although the Fund may issue new Interests from time to time. The Fund currently expects that it will accept subscriptions for Interests only during designated subscription periods as may be established by the Board and communicated to Investors, but is under no obligation to establish additional subscription periods.

3. OFFER TO PURCHASE AND PRICE.

Subject to the terms and conditions of the Offer, the Fund will purchase Interests in the Fund totaling up to $20,000,000 that are properly tendered by Investors and not withdrawn (in accordance with Section 6 below) before 5:00 p.m., Eastern Time, on the Expiration Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be the net asset value as of the close of the Valuation Date, payable as set forth in Section 7. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on June 30, 2009, there was approximately $164 million outstanding in capital of the Fund held in Interests (based on the estimated unaudited value of such Interests). Investors may obtain monthly estimated net asset value information until the Expiration Date of the Offer by contacting their account service director. The value of your Interest may change between June 30, 2009, (the last date on which the Fund's net asset value was calculated) and the Valuation Date.

4. AMOUNT OF TENDER.

Subject to the limitations set forth below, Investors may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest defined as the entire amount above the required minimum account balance. An Investor that tenders only a portion of its Interest must maintain a minimum account balance of at least $250,000 as of the Valuation Date. If an Investor tenders an amount that would cause the Investor's account balance to fall below $250,000 as of the Valuation Date, the Fund reserves the right to reduce the amount purchased from the Investor to maintain the minimum balance. The Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered.

If the amount of Interests properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $20,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to suspend or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If more than $20,000,000 in Interests are duly tendered to the Fund before the Expiration Date and not withdrawn pursuant to Section 6 below, the Fund may, in its sole discretion, either (a) accept the additional Interests, (b) extend the Offer, if necessary, and increase the value of Interests that the Fund is offering to purchase to a value it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended period, or (c) accept Interests tendered on or before the Expiration Date for payment on a PRO RATA basis based on the aggregate value of tendered Interests. The Offer may be extended, amended or suspended in various other circumstances described in Section 8 below.

5. PROCEDURE FOR TENDERS.

If you wish to tender Interests pursuant to the Offer, you should mail or fax a completed and executed Letter of Transmittal to the Fund at the address or to the fax number set forth on page (ii). The Fund must receive the completed and executed Letter of Transmittal either by mail or by fax, no later than 5:00 p.m., Eastern Time, on the Expiration Date. An Investor choosing to fax a Letter of Transmittal to the Fund must also send or deliver the original completed and executed Letter of Transmittal to the Fund promptly thereafter.

The Fund recommends that all documents be submitted to the Fund in the enclosed, postage paid envelope via certified mail, return receipt requested, or by facsimile transmission. Investors wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or fax number set forth on page
(ii) or call their account service director. The method of delivery of any documents is at the election and complete risk of the Investor tendering an Interest including, but not limited to, the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. The Fund will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders, in its sole discretion, and the Fund's determinations will be final and binding.

The Fund reserves the absolute right to reject any or all tenders that it determines are not in the appropriate form or that the acceptance of or payment for would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with a tender must be cured within such time as the Fund determines. Tenders will not be deemed to have been made until the defects or irregularities relating to that tender have been cured or waived. None of the Fund, the Adviser or the Board is obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6. WITHDRAWAL RIGHTS.

Any Investor tendering an Interest pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and any time on or prior to October 28, 2009, assuming the Fund has not yet accepted the Investor's Interest for purchase. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set forth on page (ii). A form of notice of withdrawal of a tender is available by calling your account service director. The Fund will determine all questions as to the form and validity (including time of receipt) of notices of withdrawal, in its sole discretion, and such determinations will be final and binding. Interests tendered and subsequently properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again before 5:00 p.m., Eastern Time, on the Expiration Date by following the procedures described in Section 5.

7. PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Investors of its election to purchase such Interest.

Any Investor that tenders its entire Interest is entitled to:

              (i) the Initial Payment, defined as 90% of the unaudited net asset value of the Interest tendered and accepted by the Fund, estimated as of the Valuation Date, which will be paid to the Investor in cash and/or securities, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, within thirty-five (35) days after the Valuation Date; and

              (ii) the  Contingent  Payment,  defined as cash and/or  securities equal to the excess, if any, of (a) the net asset value of the Interest tendered and accepted by the Fund as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the value of the Fund's investments, if applicable) over (b) the Initial Payment, which will be paid to the Investor promptly after the completion of the Fund's next annual audit (together with interest on the Contingent Payment at a money market instrument or similar rate to be determined by the Fund's Board or the Adviser or the Board's other designee, in each case, in such person's absolute discretion).

For any Investor that tenders only a portion of its Interest, it is entitled to the unaudited net asset value of the portion of the Interest tendered and accepted by the Fund, determined as of the Valuation Date, within thirty-five
(35) days after the Valuation Date.

The Fund expects the purchase price for Interests acquired pursuant to the Offer, which will not exceed $20,000,000 (unless the Fund elects to purchase a greater amount), will be derived from: (a) cash on hand; (b) the proceeds of the sale of portfolio securities and assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. Government securities or other liquid securities equal to the value of the amount estimated to be paid as described above. None of the Fund, the Board or the Adviser has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing and/or new Investors, or from the proceeds of the sale of portfolio securities and assets held by the Fund.

8. CERTAIN CONDITIONS OF THE OFFER.

Shares may be valued for purposes of determining their repurchase price up to 90 days after the date by which Investors must submit a repurchase request (although the Fund may establish a shorter period from time to time) (the "Valuation Date"). The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of the extension. The purchase price of an Interest tendered by any Investor will be the value of the Interest as of the close of business on the Valuation Date December 31, 2009, or any later date as corresponds to any extension of the Offer). During any extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel or suspend the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation or suspension not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and/or (c) postpone the acceptance of Interests tendered. If the Fund amends the Offer or postpones the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

The Fund may cancel or suspend the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities or assets in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment,
(v)  commencement  of  war,  armed   hostilities,   terrorist  action  or  other
international or national calamity or Act of God directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Investors if Interests tendered pursuant to the Offer were purchased; or (c) the Board determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

9. CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited partnership. SEI Investment Strategies, LLC, a Delaware limited liability company, is the Fund's general partner. The directors of the Fund are George Sullivan, Jr., Nina Lesavoy, James M. Williams and Robert Nesher. The address of the Fund, the General Partner, and each of the directors of the Fund is One Freedom Valley Drive, Oaks, Pennsylvania 19456. The Fund's business telephone number is 610-676-3257. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Partnership Agreement.

10. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Investors pursuant to the Offer. Investors should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Interests by the Fund pursuant to the Offer.

In general, an Investor from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Investor generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor's then adjusted tax basis in such Investor's Interest. An Investor's basis in such Investor's remaining Interest will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase. An Investor's basis in such Investor's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Valuation Date. Money distributed to an Investor in excess of the adjusted tax basis of such Investor's Interest is taxable as capital gain or ordinary income, depending on the circumstances. An Investor whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Investor's then adjusted tax basis in the Investor's repurchased Interest. In the unlikely event that the Fund uses securities rather than cash as consideration, there would be different tax consequences.

11. MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes information relating to the Offer. A copy of this statement may be obtained from the Fund by contacting the Fund at the address, phone number or fax number set forth on page (ii) of this document or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 100 F Street, NE, Washington, DC 20549.

12. FINANCIAL STATEMENTS.

Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30d-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

              Audited financial statements for the period of August 1, 2007 (commencement of operations) to December 31, 2007, which were filed with the Securities and Exchange Commission via EDGAR on Form N-CSR on March 10, 2008.

              Audited financial statements for the period of January 1, 2008 to December 31, 2008 (fiscal year end), which were filed with the Securities and Exchange Commission via EDGAR on Form N-CSR on March 9, 2009.

                                    EXHIBIT C

                              LETTER OF TRANSMITTAL

                   Regarding Limited Partnership Interests in

                         SEI STRUCTURED CREDIT FUND, LP

                   Tendered Pursuant to the Offer to Purchase
                            Dated September 29, 2009

-------------------------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
                RECEIVED BY THE FUND BY, 5:00 P.M., EASTERN TIME, ON OCTOBER 28, 2009 UNLESS THE OFFER IS EXTENDED.

-------------------------------------------------------------------------------

       COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN BY MAIL OR FAX TO:

                         SEI Structured Credit Fund, LP
                 c/o SEI Private Trust Company, Attn: STAS Team
                            One Freedom Valley Drive
                                 Oaks, PA 19456
                                Fax: 610-676-1021



        For additional information contact your account service director

Ladies and Gentlemen:

            The undersigned hereby tenders to SEI STRUCTURED CREDIT FUND, LP (the "Fund"), a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware, the limited partnership interest in the Fund ("Interest" or "Interests" as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated September 29, 2009, ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY THE FUND, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

            The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

            The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests in the Fund or portions thereof tendered hereby, and that if the Offer is oversubscribed, the Fund might not purchase all of the undersigned's tendered Interest.

            The cash payment(s) of the purchase price for the Interest or portion thereof tendered by the undersigned and accepted for purchase by the Fund will be made by wire transfer of the funds to an account designated by the undersigned. The undersigned hereby represents and warrants that the undersigned understands that any payment in the form of marketable securities would be made by means of special arrangement with the tendering Investor in the sole discretion of the Board of Directors of the Fund.

            If the undersigned's entire Interest is tendered and accepted for purchase, the contingent payment portion of the purchase price, if any, will be provided for as described in Section 7 of the Offer to Purchase. Any contingent payment of cash will be made by wire transfer of the funds to the undersigned's account. The undersigned recognizes that, upon a withdrawal of this cash from the account, the institution at which the account is held may impose any fees that would customarily be assessed upon the withdrawal of cash from the account.

            The undersigned recognizes that the amount of the purchase price for Interests, or a portion thereof, will be based on the unaudited net asset value of the Fund estimated as of December 31, 2009, subject to any extension of the Offer as described in Sections 4 and 8 of the Offer to Purchase, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for the fiscal year ending December 31, 2009, which is anticipated to be completed not later than 60 days after December 31, 2009. The payment of the contingent obligation will be made promptly after such 60-day period.

            All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 6 of the Offer to Purchase, this tender is irrevocable.

            The undersigned acknowledges that the method of delivery of any document is at the election and complete risk of the undersigned including, but not limited to, the failure of SEI Private Trust Company, to receive any Letter of Transmittal or other document.

            IF YOU DO NOT WISH TO SELL YOUR INTERESTS AT THIS TIME, PLEASE DISREGARD THIS LETTER OF TRANSMITTAL. IF YOU DECIDE TO TENDER, YOU ARE RESPONSIBLE FOR CONFIRMING THAT SEI PRIVATE TRUST COMPANY RECEIVES YOUR DOCUMENTS.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:

SEI Structured Credit Fund, LP
c/o SEI Private Trust Company, Attn: STAS Team
One Freedom Valley Drive
Oaks, PA 19456
Fax: 610-676-1021


[SEI ACCOUNT # ____________________]

[ACCOUNT NAME: __________________________]

PART 1.     INVESTOR INFORMATION:

            Name of Investor:______________________________________________

            Social Security No.
            or Taxpayer
            Identification No.:_________________________

            Telephone Number: (_____)___________________


PART 2.     AMOUNT OF INTEREST IN THE FUND BEING TENDERED:

            [ ] Entire limited partnership interest.

            [ ] Portion of limited partnership interest expressed as a specific dollar value. (A minimum interest with a value greater than $250,000 (the "Required Minimum Balance"), must be maintained.)*
                       $------------

            [ ] Portion of limited partnership interest in excess of the
                Required Minimum Balance.

              *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.     PAYMENT.

              Cash payments will be wire transferred directly to your account. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to such account, upon a withdrawal of this cash payment from the account, the institution at which the account is held may impose any fees that would customarily be assessed upon the withdrawal of cash from the account. Any payment in the form of marketable securities would be made by means of special arrangements with the undersigned.

PART 4.     SIGNATURE(S).

--------------------------------------------------------------------------------

FOR INDIVIDUAL INVESTORS                   FOR OTHER INVESTORS:
AND JOINT OWNERSHIP:


-------------------------                  -------------------------
Signature                                  Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED IN SUBSCRIPTION DOCUMENTS)


-------------------------                  -------------------------
Print Name of Investor                     Signature
                                           (SIGNATURE OF OWNER(S) EXACTLY AS
                                           APPEARED IN SUBSCRIPTION DOCUMENTS)


-------------------------                  -------------------------
Joint Owner Signature if necessary        Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED IN SUBSCRIPTION DOCUMENTS)


-------------------------                 -------------------------
Print Name of Joint Owner                 Co-signatory if necessary
                                          (SIGNATURE OF OWNER(S) EXACTLY AS
                                          APPEARED IN SUBSCRIPTION DOCUMENTS)



                                           -------------------------
                                           Print Name and Title of Co-signatory




Date:_________________

                                    EXHIBIT D

                     Form of Notice of Withdrawal of Tender

                         NOTICE OF WITHDRAWAL OF TENDER

                   Regarding Limited Partnership Interests in

                         SEI STRUCTURED CREDIT FUND, LP

                   Tendered Pursuant to the Offer to Purchase
                            Dated September 29, 2009

-------------------------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                RECEIVED BY THE FUND BY, 5:00 P.M., EASTERN TIME,
               ON OCTOBER 28, 2009, UNLESS THE OFFER IS EXTENDED.

-------------------------------------------------------------------------------

   COMPLETE THIS NOTICE OF WITHDRAWAL OF TENDER AND RETURN BY MAIL OR FAX TO:

                         SEI Structured Credit Fund, LP
                 c/o SEI Private Trust Company, Attn: STAS Team
                            One Freedom Valley Drive
                                 Oaks, PA 19456
                                Fax: 610-676-1021


        For additional information contact your account service director



        YOU ARE RESPONSIBLE FOR CONFIRMING THAT SEI PRIVATE TRUST COMPANY RECEIVES THIS NOTICE OF WITHDRAWAL OF TENDER IN A TIMELY MANNER.

Ladies and Gentlemen:

            The  undersigned  wishes  to  withdraw  the  tender  of its  limited partnership interest in SEI STRUCTURED CREDIT FUND, LP (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated
_____________________.

This tender was in the amount of:

            [ ] Entire limited partnership interest.

            [ ] Portion of limited partnership interest expressed as a specific dollar value.

                $-----------

           [ ] Portion of limited partnership interest in excess of the Required
               Minimum Balance.

            The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of the interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

--------------------------------------------------------------------------------

FOR INDIVIDUAL INVESTORS                     FOR OTHER INVESTORS:
AND JOINT OWNERSHIP:


-------------------------                    -------------------------
Signature                                    Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED IN SUBSCRIPTION DOCUMENTS)

-------------------------                    -------------------------
Print Name of Investor                       Signature
                                             (SIGNATURE OF OWNER(S) EXACTLY AS
                                             APPEARED IN SUBSCRIPTION DOCUMENTS)


-------------------------                    -------------------------
Joint Owner Signature if necessary           Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED IN SUBSCRIPTION DOCUMENTS)

-------------------------                 -------------------------
Print Name of Joint Owner                 Co-signatory if necessary
                                          (SIGNATURE OF OWNER(S) EXACTLY AS
                                          APPEARED IN SUBSCRIPTION DOCUMENTS)



                                          -------------------------
                                          Print Name and Title of Co-signatory

--------------------------------------------------------------------------------


Date:_________________

                                    EXHIBIT E

                          Form of Letter from the Fund
       to Investors in Connection with the Fund's Acceptance of Tenders of
                          Limited Partnership Interests

          THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE
                              INTEREST IN THE FUND.

                                                                   [INSERT DATE]





[SEI ACCOUNT # ____________________]

[ACCOUNT NAME: __________________________]



Dear Investor:

            THE SEI STRUCTURED CREDIT FUND, LP (the "Fund") has received and accepted for purchase your tender of your limited partnership interest in the Fund.

            Because you have tendered and the Fund has accepted your tender request, a cash payment of 90% of the purchase price of the interest you tendered, based on the unaudited net asset value of the Fund, estimated as of December 31, 2009, (the "Valuation Date"), in accordance with the terms of the tender offer, will be wire transferred to your account, in accordance with your Letter of Transmittal dated ____________, no later than February 4, 2010, unless the valuation date for this tender offer is changed. Since you tendered your entire interest in the Fund, you will remain an Investor of the Fund only until the Valuation Date.

            The terms of the tender offer provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you promptly after the completion of the Fund's audit for its fiscal year ended December 31, 2009. We expect the audit to be completed by February 2010.

            If you have any questions, please feel free to contact your account services director.


                                                 Sincerely,



                                                 SEI STRUCTURED CREDIT FUND, LP

                          Form of Letter from the Fund
       to Investors in Connection with the Fund's Acceptance of Tenders of
                          Limited Partnership Interests

       THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR
                              INTEREST IN THE FUND.

                                                                   [INSERT DATE]





[SEI ACCOUNT # ____________________]

[ACCOUNT NAME: __________________________]




Dear Investor:

            SEI STRUCTURED CREDIT FUND, LP (the "Fund") has received and accepted for purchase your tender of a portion of your limited partnership interest in the Fund.

            Because you have tendered and the Fund has accepted your tender request, a cash payment in an amount equal to the purchase price of the portion of your interest tendered, based on the unaudited net asset value of the Fund, estimated as of December 31, 2009, in accordance with the terms of the tender offer, will be wire transferred to your account, in accordance with your Letter of Transmittal dated ____________, no later than February 4, 2010, unless the valuation date for this tender offer has changed, provided that your account retains the required minimum balance, in accordance with the terms of the tender offer. You will remain an Investor of the Fund with respect to the portion of your interest in the Fund that you did not tender.

            If you have any questions, please feel free to contact your account service director.


                                                  Sincerely,



                                                  SEI STRUCTURED CREDIT FUND, LP

                          Form of Letter from the Fund
        to Investors in Connection with the Fund's Payment of Tenders of
                          Limited Partnership Interests


     THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST
                                  IN THE FUND.


                                                                   [INSERT DATE]


Dear Investor:

            As we advised you by letter dated __________________, SEI STRUCTURED CREDIT FUND, LP (the "Fund") has received and accepted for purchase your tender of your limited partnership interest in the Fund, which entitles you to payments equal to the value of your interest, in accordance with the terms of the tender offer. Your statement will reflect the breakdown of your capital withdrawal resulting from our purchase of your interest in the Fund and the manner in which payment of the purchase price is being distributed, in accordance with the terms of the tender offer.

            You have received a cash payment in an amount equal to 90% of the purchase price of the interest tendered, based on the unaudited net asset value of the Fund, estimated as of December 31, 2009. The funds were wired directly into your account. Since you tendered and the Fund accepted for purchase your entire interest, you remained an Investor of the Fund only until December 31, 2009.

            The balance of the purchase price will be paid to you after the completion of the Fund's year-end audit for the fiscal year ending December 31, 2009, and is subject to year-end audit adjustment. This amount will be paid promptly after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Directors may determine, according to the terms of the tender offer. We expect the audit to be completed by February 2010.

            If you have any questions, please feel free to contact your account service director.

                                                  Sincerely,



                                                  SEI STRUCTURED CREDIT FUND, LP


Enclosure

                          Form of Letter from the Fund
        to Investors in Connection with the Fund's Payment of Tenders of
                          Limited Partnership Interests


       THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR
                              INTEREST IN THE FUND.

                                                                   [INSERT DATE]


Dear Investor:

            As we advised you by letter dated __________________, SEI STRUCTURED CREDIT FUND, LP (the "Fund") has received and accepted for purchase your tender of a portion of your limited partnership interest in the Fund, which entitles you to payment equal to the value of your interest, in accordance with the terms of the tender offer. Your statement will reflect the breakdown of your capital withdrawal resulting from our purchase of a portion your interest in the Fund and the manner in which payment of the purchase price is being distributed, in accordance with the terms of the tender offer.

            You have received a cash payment in an amount equal to the purchase price of the portion of your interest tendered, based on the unaudited net asset value of the Fund, estimated as of December 31, 2009, provided that your account retained the required minimum balance, in accordance with the terms of the tender offer. The funds were wired directly into your account. You remain an Investor of the Fund with respect to any portion of your interest in the Fund that you did not tender; with respect to the portion of your interest in the Fund that you did tender, you remained an Investor only until December 31, 2009.

            If you have any questions, please feel free to contact your account service director.

                                                  Sincerely,



                                                  SEI STRUCTURED CREDIT FUND, LP


Enclosure